Exhibit 99.1

Patria Investments Announces Acquisition of WP Global Partners
Bolstering U.S. Private Markets Presence

The acquisition enhances Patria’s scale in a strategic market, strengthening its middle-market primaries and co-investment private equity capabilities in the U.S., broadening GP relationships and client reach. Pro-forma for the transaction, Patria’s Global Private Markets Solutions (“GMPS”) Fee Earning Assets under Management (“FEAUM”) are more than $13.3 bn as of 3Q25, with nearly 40% of investments in U.S. assets.

GRAND CAYMAN, Cayman Islands, February 2, 2025 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager, today announced an agreement to acquire WP Global Partners (“WP”), a U.S. based private equity solutions manager focused on the lower-middle-market. The acquisition strengthens Patria’s local presence and investment capacity in North America and supports increasing global investor demand for middle-market private equity exposure.

Founded in 2005 with offices in New York and Chicago, WP has 30 employees, including more than ten experienced investment professionals and has deployed over six billion dollars across a variety of sectors. Integrating WP’s capabilities and team expands Patria’s U.S. presence, investment and fundraising capabilities, complementing its established Private Equity Solutions business and advancing the firm’s global diversification strategy.

Patria has 37 years of experience with over $51bn of assets under management across a range of five core asset classes and has evolved from a product provider to a solutions provider and today manages more than 35 investment strategies across more than 100 products. The addition of WP’s capabilities further accelerates Patria’s global diversification strategy, adding to the firm’s suite of infrastructure, credit and real estate funds and complementing the firm’s portfolio of flagship closed-end and evergreen funds in private equity primaries and co-investments in developed markets.

Marco D’Ippolito, Managing Partner said: "This is an important step forward in bringing to Patria a talented team with a proven track record and strong reputation. This transaction immediately broadens the universe of GPs in our ecosystem and strengthens our product offering across private equity primaries, secondaries and co-investments in the U.S. lower middle market".

Donald Phillips, Chairman and CEO, WP Global Partners said: “After carefully evaluating potential partners for WP’s next chapter, Patria stood out for its entrepreneurial culture, diversified global platform and strong focus on mid-market private equity. I feel confident that Patria will provide our team and clients with an excellent home to continue serving our clients effectively.”

The transaction involves an all-cash base price equivalent to 1.7% of FEAUM and all cash earn out, subject to specific performance parameters to be paid in 2029. The transaction is expected to be accretive to both FRE and DE in the first year. Upon completion, the addition of WP’s approximate US$1.8 billion of Fee-Earning AUM (“FEAUM”) will increase Patria’s pro-forma total GPMS FEAUM to more than $13.3 bn.

Additional information will be posted to the Shareholders section of Patria’s website at https://ir.patria.com/.

Latham & Watkins LLP acted as legal advisor to Patria. Raymond James & Associates, Inc. acted as financial advisor and Hogan Lovells US LLP acted as legal advisor to WP Global in connection with the transaction.

About Patria Investments

Patria is a global middle market alternative asset manager, specializing in key resilient and growth sectors. Our on-the-ground presence across three continents combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over US$ 51 bn in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "can," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Media contact:
Burson / +44 20 7113 3468 / patria@hillandknowlton.com

Patria Shareholder Relations:
E. PatriaShareholderRelations@patria.com
T. +1 917 769 1611